                                                                   EXHIBIT 99.D5

   [MDT CORPORATION LETTERHEAD]

   NEWS RELEASE

   For Additional Information Contact:
   J. Miles Branagan or Thomas Hein at (919) 941-9745

   FOR IMMEDIATE RELEASE

   JUNE 24, 1996

   DURHAM, NORTH CAROLINA


                     MDT CORPORATION REPORTS ON STATUS OF
        PRIOR CONTACTS, LENDER NEGOTIATIONS AND FIRST QUARTER PROSPECTS

   MDT Corporation (NASDAQ: MDTC) reported today that it has not received any firm offers regarding possible alternative transactions to the Company's proposed merger with Getinge Industrier AB. The Company had previously announced that it had been contacted by each of MEDAES Incorporated (Norcross, Georgia), Cyclopss Corporation (Salt Lake City, Utah), Blackstone Ultrasonics (Jamestown, New York) and Cybersonics Inc. (Jamestown, New York). MEDAES has since notified the Company that it does not wish to meet with Company representatives or make a proposal at this time. The Company has not received any further communications from the other three parties.

   The Company also reported that it has received a proposal from Congress Financial Corporation to refinance the Company's existing bank credit facility. The Company said that the proposal, which is subject to approval by Congress Financial's credit committee, field audits and appraisals, and other requirements, is for a three-year, secured line of credit up to $37,5000,000. Availability under the proposed line would be determined from time to time on the basis of various lending formulae tied to the Company's accounts receivable and inventories. Loans under the proposed line would bear interest at one percent (1%) per annum above the prime rate charged by CoreStates Bank, N.A., or, at the Company's option, 3.25% above the adjusted Eurodollar rate. A copy of the proposal has been filed as an exhibit to the Company's Securities and Exchange Commission filings.

   The Company said that proceeds from the proposed facility would be used to repay the Company's existing loans with Wells Fargo Bank, National Association, and Chase Bank, National Association, and for working capital. The Company had previously reported that it was out of compliance with certain of the provisions of its amended bank credit agreement with the banks. The Company is in continuing discussions with the banks concerning an interim forbearance agreement, although no assurances can be given that any such agreement will be obtained.

   The Company added that operating results through mid-June indicate that the first quarter to end June 30, 1996, will reflect lower revenues and margins compared to the levels of the same quarter a year ago. As a result, the current quarter will reflect a loss before costs related to further organizational changes, the Getinge transaction and refinancings. Incoming orders continue to reflect weak demand in the core domestic hospital sector, the Company concluded.

   MDT Corporation is a leading developer and manufacturer of sterility assurance systems and examining and operatory equipment, including related accessories and consumables, which it sells in the worldwide health care and scientific markets. The Company also provides service and distributes parts for its products in those markets through its Service Centers, domestic and foreign.


                                      END